UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedules
Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) and loans or fixed income obligations in default or classified as uncollectible as of December 31, 2020, and schedule of assets (acquired and disposed of within year) for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 22, 2021

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value	$6,028,344,525	$5,518,634,156
Investments in fully benefit-responsive investment contracts at contract value	678,722,325	362,338,602
Notes receivable from participants	33,228,057	35,777,947
Other – principally due from broker	9,187,314	6,958,954
Total assets	6,749,482,221	5,923,709,659
Liabilities
Other – principally due to broker	8,741,768	10,564,863
Total liabilities	8,741,768	10,564,863
Net assets available for benefits	$6,740,740,453	$5,913,144,796
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2020
Additions to (deductions from) net assets:
Employer contributions	$193,514,167
Participant contributions	167,571,223
Rollover contributions	39,189,232
Interest and dividend income	42,658,295
Net realized/unrealized gains	855,935,827
Interest income on notes receivable from participants	1,826,481
Benefits paid	(463,013,407)
Investment and administrative fees	(10,086,161)
Net increase	827,595,657
Net assets available for benefits at beginning of year	5,913,144,796
Net assets available for benefits at end of year	$6,740,740,453
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on October 22, 2020. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $19,500 in 2020. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $9,000 in 2020. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $6,500 in 2020. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain other retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $14,250 in 2020. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $14,250 in 2020.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
From January 1 to November 20, 2020, Plan participants could invest in 16 different asset classes as well as Amgen stock or could actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. Effective beginning Monday, November 23, 2020, the investment options available to Plan participants were streamlined from 16 to seven different asset classes, and existing participant account balances and future contributions were allocated among these seven asset classes. In addition, participants could continue to invest in Amgen stock or actively manage their account under the self-directed brokerage arrangement. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, fixed income securities, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company, including coronavirus-related withdrawals, which were permitted under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) enacted on March 27, 2020. In response to the CARES Act, the Plan voluntarily made a number of modifications related to withdrawals. The Plan adopted only those provisions of the CARES Act that (a) permitted participants who turned 70½ or older in 2019 to waive the requirement to take a minimum distribution in 2020 and (b) allowed qualified participants to take tax-favored distributions of up to $100,000, repayable if desired by the participant in three years, for qualifying coronavirus-related reasons through December 30, 2020.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to July 1, 2003, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after July 1, 2003, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen Common Stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2020 and 2019, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts and an insurance separate accounts contract (collectively, security-backed contracts). The synthetic investment contracts are comprised of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. The insurance separate accounts contract is a contract issued by an insurance company backed by specified separate accounts of the issuer which are comprised of fixed income securities. Contract value is the relevant measurement attribute for security-backed contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The contract values of the Plan’s security-backed contracts were as follows:

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

	December 31,
	2020	2019
Synthetic investment contracts	$501,806,073	$271,487,681
Insurance separate accounts contract	176,916,252	90,850,921
Total fully benefit-responsive investment contracts	$678,722,325	$362,338,602
The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These security-backed contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2020, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$352,404,662	$—	$—	$352,404,662
Cash and cash equivalents	32,090,680	—	—	32,090,680
Collective trust funds	—	3,654,353,052	—	3,654,353,052
Common and preferred stocks	1,259,896,607	—	—	1,259,896,607
Debt securities	59	4,969	—	5,028
Mutual funds	92,035,145	—	—	92,035,145
Self-directed brokerage accounts	636,454,755	1,104,596	—	637,559,351
Total investments at fair value	$2,372,881,908	$3,655,462,617	$—	$6,028,344,525

	Fair value measurements at December 31, 2019, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$377,734,377	$—	$—	$377,734,377
Cash and cash equivalents	22,222,565	—	—	22,222,565
Collective trust funds	—	3,237,602,155	—	3,237,602,155
Common and preferred stocks	1,132,119,265	3,468,599	—	1,135,587,864
Debt securities	—	27,907	—	27,907
Mutual funds	316,496,761	—	—	316,496,761
Self-directed brokerage accounts	427,464,488	1,498,039	—	428,962,527
Total investments at fair value	$2,276,037,456	$3,242,596,700	$—	$5,518,634,156
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
Debt securities are valued by taking into consideration valuations obtained from third-party pricing services. The pricing services use industry-standard valuation models, including both income- and market-based approaches, for which all significant

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
inputs are observable either directly or indirectly to estimate fair value. The inputs include reported trades of and broker-dealer quotes on the same or similar securities; issuer credit spreads; benchmark securities; and other observable inputs.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been four subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-Interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan makes investments in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, Northern enters into security-backed contracts with certain insurance companies on behalf of the Plan.
6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$6,740,740,453	$5,913,144,796
Adjustment to fair value for fully benefit-responsive investment contracts	17,810,584	6,420,299
Amounts allocated to withdrawing participants	(2,432,934)	(3,099,317)
Deemed loans	(337,488)	(286,100)
Net assets per the Form 5500	$6,755,780,615	$5,916,179,678
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2020
Interest and dividend income	$42,658,295
Net realized/unrealized gains	855,935,827
Net investment income per the financial statements	898,594,122
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Less prior-year adjustment	(6,420,299)
Add current-year adjustment	17,810,584
Total net investment gain per the Form 5500	$909,984,407

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2020
Benefits paid	$(463,013,407)
Investment and administrative fees	(10,086,161)
Total expenses per the financial statements	(473,099,568)
Amounts allocated to withdrawing participants at December 31, 2019	3,099,317
Amounts allocated to withdrawing participants at December 31, 2020	(2,432,934)
Deemed loans at December 31, 2019	286,100
Deemed loans at December 31, 2020	(337,488)
Total expenses per the Form 5500	$(472,484,573)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2020
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen stock*	Employer Securities 1,532,727 shares	$352,404,662
			352,404,662

Capital Preservation Asset Class:
Wells Fargo Fixed Income Fund L*	Collective Trust Fund 20,849,074 units	306,137,374
Wells Fargo Fixed Income Fund F*	Collective Trust Fund 13,405,175 units	209,040,298
Metropolitan Life Contract*	Insurance Separate Accounts Investment Contract 1,442,305 units	181,355,236
NT Collective Short Term Investment Fund*	Collective Trust Fund 36,949,915 units	36,949,915
Wells Fargo BlackRock Short Term Investment Fund S*	Collective Trust Fund 36,548,161 units	36,556,232
Wrapper Contracts		—
Total Capital Preservation Asset Class			770,039,055

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 22,947,421 units	314,838,622
MetLife Core Plus Collective Fund*	Collective Trust Fund 28,837,909 units	314,044,826
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 1,141,881 units	87,673,604
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 8,452,322 units	86,467,254
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 376,977 units	61,873,207
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10/25/2048*	Corporate Bond 2,495 units	2,553
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,396 units	1,392
Kaupthing Bank HF 02/28/2020 In Default	Corporate Bond 310,000 units	775
Residential Accredit Loans Inc. Mortgage Pass Thru 2004-QS3 Class CB 5 Due 03-25-2019 Reg	Corporate Bond 170 units	162
Interest-Only Federal Home Loan Mortgage Company Multiclass Series 3219 Class DI 6 04/15/2036	Government Bond 161 units	34
Interest-Only Federal National Mortgage Association Preassign 00470 06/25/2033	Government Bond 118 units	25
Morgan Stanley Capital I Trust Due 02/12/2044	Corporate Bond 72,197 units	9
Total Fixed Income Active Asset Class			864,902,463

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 3,602,090 units	591,211,063
Total Fixed Income Index Asset Class			591,211,063

U.S. Equity Active Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,885,618 units	110,495,339
Amazon Inc.	Common and Preferred Stock 7,283 shares	34,780,755

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Visa Inc. Class A	Common and Preferred Stock 156,621 shares	34,257,711
Interest Bearing Cash	Cash and Cash Equivalents 29,646,042 units	29,646,042
Facebook, Inc.	Common and Preferred Stock 69,684 shares	26,345,736
General Electric Company	Common and Preferred Stock 1,090,615 shares	21,133,375
Anthem Inc.	Common and Preferred Stock 73,916 shares	19,446,082
Hilton Worldwide Holdings Inc.	Common and Preferred Stock 95,567 shares	18,560,542
Sea Limited	Common and Preferred Stock 85,200 shares	16,959,060
Alphabet Inc.	Common and Preferred Stock 9,582 shares	16,786,514
Salesforce.com Inc.	Common and Preferred Stock 73,624 shares	16,383,549
Mastercard Inc. Class A	Common and Preferred Stock 45,017 shares	16,068,368
TransDigm Group Inc.	Common and Preferred Stock 23,554 shares	14,576,393
Match Group Inc.	Common and Preferred Stock 28,416 shares	14,514,694
Netflix, Inc.	Common and Preferred Stock 25,616 shares	13,851,340
Square Inc. Class A	Common and Preferred Stock 61,800 shares	13,450,152
The Carlyle Group Inc.	Common and Preferred Stock 374,942 shares	11,788,176
ServiceNow, Inc.	Common and Preferred Stock 21,362 shares	11,758,286
Jones Lang LaSalle Inc.	Common and Preferred Stock 79,214 shares	11,752,981
Intuit	Common and Preferred Stock 12,211 shares	11,245,839
KKR & Company Inc. Class A	Common and Preferred Stock 277,565 shares	11,238,607
Qorvo, Inc.	Common and Preferred Stock 66,797 shares	11,106,337
Microsoft Corporation	Common and Preferred Stock 49,526 shares	11,015,573
Illumina, Inc.	Common and Preferred Stock 17,531 shares	10,536,120
NT Collective Short Term Investment Fund*	Collective Trust Fund 10,524,567 units	10,524,567
Heico Corporation Class A	Common and Preferred Stock 54,734 shares	10,522,523
Skyworks Solutions Inc	Common and Preferred Stock 66,243 shares	10,127,230
UnitedHealth Group Inc.	Common and Preferred Stock 28,526 shares	10,003,498
Uber Technologies Inc.	Common and Preferred Stock 192,600 shares	9,822,600
Paypal Holdings Inc.	Common and Preferred Stock 41,254 shares	9,661,687
FleetCor Technologies, Inc.	Common and Preferred Stock 32,786 shares	8,945,004
Abbott Lab	Common and Preferred Stock 80,856 shares	8,852,923
Yum! Brands Inc.	Common and Preferred Stock 80,902 shares	8,782,721
SS&C Technologies Holdings Inc.	Common and Preferred Stock 106,800 shares	8,737,057
Wayfair Inc. Class A	Common and Preferred Stock 37,233 shares	8,407,584
Citigroup Inc.	Common and Preferred Stock 135,646 shares	8,363,932
Workday Inc. Class A	Common and Preferred Stock 34,853 shares	8,351,127
Wells Fargo & Company*	Common and Preferred Stock 274,560 shares	8,286,221
Entegris Inc.	Common and Preferred Stock 85,340 shares	8,201,174
Autodesk Inc.	Common and Preferred Stock 26,804 shares	8,184,333
American International Group Inc.*	Common and Preferred Stock 215,364 shares	8,153,681
Charles River Laboratories International Inc.	Common and Preferred Stock 18,928 shares	7,803,628
Adobe Systems Inc.	Common and Preferred Stock 15,592 shares	7,797,871
Nike, Inc. Class B	Common and Preferred Stock 54,777 shares	7,749,302

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Twilio Inc. Class A	Common and Preferred Stock 22,808 shares	7,720,508
STERIS plc	Common and Preferred Stock 24,733 shares	7,711,056
Capital One Financial Corporation	Common and Preferred Stock 77,154 shares	7,626,673
Union Pacific Corporation	Common and Preferred Stock 36,554 shares	7,611,274
Catalent Inc.	Common and Preferred Stock 45,636 shares	7,543,098
Clean Harbors Inc.	Common and Preferred Stock 35,043 shares	7,453,082
Ball Corporation	Common and Preferred Stock 79,288 shares	7,388,056
Gildan Activewear Inc.	Common and Preferred Stock 246,477 shares	6,903,821
Merit Medical Systems Inc.	Common and Preferred Stock 76,996 shares	6,836,612
Lear Corporation	Common and Preferred Stock 42,464 shares	6,753,050
Baker Hughes Company	Common and Preferred Stock 318,361 shares	6,637,827
IHS Markit Limited	Common and Preferred Stock 73,603 shares	6,611,757
Equinix Inc.	Common and Preferred Stock 9,233 shares	6,594,024
Newell Brands Inc.	Common and Preferred Stock 57,954 shares	6,576,884
Align Technology, Inc.	Common and Preferred Stock 12,196 shares	6,517,298
Synopsys Inc.	Common and Preferred Stock 24,967 shares	6,472,445
Halozyme Therapeutics Inc.	Common and Preferred Stock 151,183 shares	6,457,026
Danaher Corporation	Common and Preferred Stock 28,940 shares	6,428,732
Thermo Fisher Corporation	Common and Preferred Stock 13,781 shares	6,418,914
PVH Corporation	Common and Preferred Stock 67,895 shares	6,374,662
Compass Group PLC	Common and Preferred Stock 336,608 shares	6,271,522
Halliburton Company	Common and Preferred Stock 331,657 shares	6,268,317
NRG Energy Inc.	Common and Preferred Stock 162,712 shares	6,109,836
Goldman Sachs Group Inc.	Common and Preferred Stock 23,057 shares	6,080,361
J2 Global Inc.	Common and Preferred Stock 61,517 shares	6,009,596
Intuitive Surgical, Inc.	Common and Preferred Stock 7,202 shares	5,891,956
Waste Connections Inc.	Common and Preferred Stock 56,785 shares	5,824,437
Zoetis Inc. Class A	Common and Preferred Stock 34,806 shares	5,760,393
CoStar Group Inc.	Common and Preferred Stock 6,195 shares	5,725,915
Wabtec Corporation	Common and Preferred Stock 5,309 shares	5,632,813
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 11,498 shares	5,554,799
Woodward Inc.	Common and Preferred Stock 12,085 shares	5,543,591
Ritchie Bros. Auctioneers Inc.	Common and Preferred Stock 79,418 shares	5,523,522
Linde PLC	Common and Preferred Stock 20,916 shares	5,511,575
Skechers USA Inc. Class A	Common and Preferred Stock 153,079 shares	5,501,659
Charter Communications, Inc. Class A	Common and Preferred Stock 8,241 shares	5,451,834
FMC Corporation	Common and Preferred Stock 47,150 shares	5,418,950
Equitable Holdings Inc.	Common and Preferred Stock 208,516 shares	5,335,924
MetLife Inc.*	Common and Preferred Stock 111,393 shares	5,229,901
Sensata Technologies BV Holding	Common and Preferred Stock 99,011 shares	5,221,840
Euronet Worldwide Inc.	Common and Preferred Stock 22,649 shares	5,183,209

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ford Motor Company	Common and Preferred Stock 582,661 shares	5,121,590
On Semiconductor Corporation	Common and Preferred Stock 153,767 shares	5,032,794
Zillow Group Inc. Class C	Common and Preferred Stock 38,600 shares	5,010,280
MSCI Inc.	Common and Preferred Stock 10,958 shares	4,893,076
Ametek Inc.	Common and Preferred Stock 40,369 shares	4,882,227
National Oilwell Varco, Inc.	Common and Preferred Stock 354,888 shares	4,872,612
Hewlett Packard Enterprise Company	Common and Preferred Stock 401,961 shares	4,763,238
Warner Music Group Corporation Class A	Common and Preferred Stock 124,241 shares	4,719,916
Biotelemetry Inc.	Common and Preferred Stock 65,417 shares	4,715,257
Mohawk Industries Inc.	Common and Preferred Stock 33,092 shares	4,664,317
Amphenol Corporation Class A	Common and Preferred Stock 35,635 shares	4,659,989
Walt Disney Company	Common and Preferred Stock 25,180 shares	4,562,112
CVS Health Corporation	Common and Preferred Stock 66,464 shares	4,539,491
Textron Inc.	Common and Preferred Stock 93,375 shares	4,512,814
UGI Corporation	Common and Preferred Stock 127,308 shares	4,450,688
Voya Financial Inc.	Common and Preferred Stock 14,579 shares	4,441,449
Proofpoint Inc.	Common and Preferred Stock 26,217 shares	4,421,457
Dow Inc.	Common and Preferred Stock 79,230 shares	4,397,265
American Express Company	Common and Preferred Stock 36,022 shares	4,355,420
Floor & Decor Holdings Inc.	Common and Preferred Stock 46,879 shares	4,352,715
Hanesbrands Inc.	Common and Preferred Stock 297,149 shares	4,332,432
Axis Capital Holdings Limited	Common and Preferred Stock 83,815 shares	4,223,438
KAR Auction Services Inc.	Common and Preferred Stock 226,377 shares	4,212,876
TCF Financial Corporation	Common and Preferred Stock 78,734 shares	4,191,367
Sally Beauty Holdings Inc.	Common and Preferred Stock 314,139 shares	4,096,373
McKesson Corporation	Common and Preferred Stock 23,265 shares	4,046,249
Trinet Group Inc.	Common and Preferred Stock 49,788 shares	4,012,913
IDEX Corporation	Common and Preferred Stock 11,935 shares	4,001,330
Gartner Inc.	Common and Preferred Stock 16,600 shares	3,994,498
Belden Inc.	Common and Preferred Stock 59,083 shares	3,912,622
2U Inc.	Common and Preferred Stock 96,986 shares	3,880,410
Helen Trustoy Limited	Common and Preferred Stock 17,138 shares	3,807,892
ABM Industrials Inc.	Common and Preferred Stock 99,778 shares	3,775,600
Bank of America Corporation*	Common and Preferred Stock 123,941 shares	3,756,652
JP Morgan Chase & Company*	Common and Preferred Stock 29,141 shares	3,702,947
Copart Inc.	Common and Preferred Stock 28,894 shares	3,676,762
HealthEquity Inc.	Common and Preferred Stock 36,787 shares	3,617,322
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 43,937 shares	3,600,637
Edison International	Common and Preferred Stock 57,246 shares	3,596,194
Carter Inc.	Common and Preferred Stock 15,157 shares	3,545,310
Atlassian Corporation PLC Class A	Common and Preferred Stock 15,145 shares	3,541,961

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Western Alliance Bancorporation	Common and Preferred Stock 58,643 shares	3,515,648
Generac Holdings Inc.	Common and Preferred Stock 15,445 shares	3,512,347
BWX Technologies Inc.	Common and Preferred Stock 57,938 shares	3,492,503
Whitbread PLC	Common and Preferred Stock 81,579 shares	3,456,946
Pluralsight Inc. Class A	Common and Preferred Stock 162,330 shares	3,402,437
Edwards Lifesciences Corporation	Common and Preferred Stock 37,073 shares	3,382,170
Quidel Corporation	Common and Preferred Stock 15,093 shares	3,374,725
Matson Inc.	Common and Preferred Stock 54,438 shares	3,101,333
Dollar Tree Inc.	Common and Preferred Stock 28,627 shares	3,092,861
Henry Schein Inc.	Common and Preferred Stock 46,257 shares	3,092,743
Syneos Health Inc.	Common and Preferred Stock 44,018 shares	2,998,946
LKQ Corporation	Common and Preferred Stock 82,756 shares	2,916,321
Fiverr International Limited	Common and Preferred Stock 14,580 shares	2,844,558
Keysight Technologies Inc.	Common and Preferred Stock 21,335 shares	2,818,140
Frontdoor Inc.	Common and Preferred Stock 56,049 shares	2,814,220
Mednax Inc.	Common and Preferred Stock 77,089 shares	2,788,308
Grocery Outlet Holding Corporation	Common and Preferred Stock 70,743 shares	2,776,663
Itron Inc.	Common and Preferred Stock 28,851 shares	2,766,811
Kirby Corporation	Common and Preferred Stock 52,563 shares	2,724,340
Royal Dutch Shell PLC	Common and Preferred Stock 77,220 shares	2,713,511
HMS Holdings Corporation	Common and Preferred Stock 71,035 shares	2,610,536
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 46,837 shares	2,577,908
Advanced Energy Industries Inc.	Common and Preferred Stock 26,380 shares	2,558,069
UBS Group AG	Common and Preferred Stock 179,784 shares	2,540,348
Ingredion Inc.	Common and Preferred Stock 32,251 shares	2,537,186
Hologic Inc.	Common and Preferred Stock 34,653 shares	2,523,778
Nuance Communications Inc.	Common and Preferred Stock 57,083 shares	2,516,789
Trimble Inc.	Common and Preferred Stock 37,506 shares	2,504,276
Solarwinds Corporation	Common and Preferred Stock 167,084 shares	2,497,906
IAA Spinco Inc.	Common and Preferred Stock 38,361 shares	2,492,698
Coupa Software Inc.	Common and Preferred Stock 7,250 shares	2,457,098
Tennant Company	Common and Preferred Stock 35,011 shares	2,456,722
Airbnb Inc. Class A	Common and Preferred Stock 16,495 shares	2,421,466
Morgan Stanley	Common and Preferred Stock 35,231 shares	2,414,380
Bottomline Technologies Inc.	Common and Preferred Stock 45,135 shares	2,380,420
Middleby Corporation	Common and Preferred Stock 18,369 shares	2,368,131
Bio-Techne Corporation	Common and Preferred Stock 7,414 shares	2,354,316
Cardinal Health, Inc.	Common and Preferred Stock 43,846 shares	2,348,392
QTS Realty Trust Inc. Class A	Common and Preferred Stock 37,885 shares	2,344,324
Dycom Industries Inc.	Common and Preferred Stock 31,031 shares	2,343,461
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 24,663 shares	2,315,116
Chemed Corporation	Common and Preferred Stock 4,339 shares	2,310,995
LPL Financial Holdings Inc.	Common and Preferred Stock 22,165 shares	2,310,036
Graco Inc.	Common and Preferred Stock 31,649 shares	2,289,805
Cenovus Energy Inc.	Common and Preferred Stock 378,966 shares	2,288,955

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
ASGN Inc.	Common and Preferred Stock 27,194 shares	2,271,515
Vroom Inc.	Common and Preferred Stock 55,056 shares	2,255,644
FTI Consulting Inc.	Common and Preferred Stock 19,943 shares	2,228,032
8X8 Inc.	Common and Preferred Stock 63,510 shares	2,189,190
Acadia Healthcare Company Inc.	Common and Preferred Stock 43,359 shares	2,179,223
DEX Inc.	Common and Preferred Stock 5,800 shares	2,144,376
ACI Worldwide Inc.	Common and Preferred Stock 54,349 shares	2,088,632
Prosperity Bancshares Inc.	Common and Preferred Stock 29,903 shares	2,074,072
DoorDash Inc. Class A	Common and Preferred Stock 14,513 shares	2,071,731
John Bean Technologies Corporation	Common and Preferred Stock 18,191 shares	2,071,409
Harsco Corporation	Common and Preferred Stock 114,483 shares	2,058,404
Viatris Inc.	Common and Preferred Stock 109,141 shares	2,045,302
AMN Healthcare Services Inc.	Common and Preferred Stock 29,880 shares	2,039,310
Pacific Premier Bancorp Inc.	Common and Preferred Stock 64,842 shares	2,031,500
Kodiak Sciences Inc.	Common and Preferred Stock 13,766 shares	2,022,363
Shutterstock Inc.	Common and Preferred Stock 28,061 shares	2,011,974
ALLETE Inc.	Common and Preferred Stock 32,293 shares	2,000,228
Altra Industrial Motion Corporation	Common and Preferred Stock 35,259 shares	1,954,406
First American Financial Corporation	Common and Preferred Stock 37,139 shares	1,917,487
Snowflake Inc. Class A	Common and Preferred Stock 6,802 shares	1,914,083
Cohen & Steers Inc.	Common and Preferred Stock 25,420 shares	1,888,706
Cooper Companies Inc.	Common and Preferred Stock 5,162 shares	1,875,458
Wolverine World Wide Inc.	Common and Preferred Stock 59,918 shares	1,872,438
Mid-American Apartment Communities Inc.	Common and Preferred Stock 14,573 shares	1,846,253
Exxon Mobil Corporation	Common and Preferred Stock 44,789 shares	1,846,203
NCR Corporation	Common and Preferred Stock 49,093 shares	1,844,424
Forward Air Corporation	Common and Preferred Stock 23,585 shares	1,812,271
FLIR Systems Inc.	Common and Preferred Stock 41,319 shares	1,811,012
Cabot Corporation	Common and Preferred Stock 40,349 shares	1,810,863
AptarGroup Inc.	Common and Preferred Stock 13,218 shares	1,809,412
Omnicell Inc.	Common and Preferred Stock 15,070 shares	1,808,701
Booking Holdings Inc.	Common and Preferred Stock 810 shares	1,804,089
Rogers Corporation	Common and Preferred Stock 11,490 shares	1,784,282
Albany International Corporation Class A	Common and Preferred Stock 24,108 shares	1,770,009
AerCap Holdings N.V.	Common and Preferred Stock 38,739 shares	1,765,724
Evercore Inc.	Common and Preferred Stock 15,973 shares	1,751,280
National Bank Holdings Corporation Class A	Common and Preferred Stock 52,888 shares	1,732,611
WisdomTree Investments Inc.	Common and Preferred Stock 322,537 shares	1,725,573
Heron Therapeutics Inc.	Common and Preferred Stock 81,441 shares	1,723,699
Axogen Inc.	Common and Preferred Stock 93,014 shares	1,664,951
Atmos Energy Corporation	Common and Preferred Stock 17,394 shares	1,659,909
Herbalife Nutrition Limited	Common and Preferred Stock 34,534 shares	1,659,359
IPG Photonics Corporation	Common and Preferred Stock 7,410 shares	1,658,284
Cimpress plc	Common and Preferred Stock 18,538 shares	1,626,524
BankUnited Inc.	Common and Preferred Stock 46,213 shares	1,607,288

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Aspen Technology Inc.	Common and Preferred Stock 12,330 shares	1,605,983
Monro Inc.	Common and Preferred Stock 30,008 shares	1,599,426
New Relic Inc.	Common and Preferred Stock 24,084 shares	1,575,094
Nasdaq Inc.	Common and Preferred Stock 11,830 shares	1,570,314
Knowles Corporation	Common and Preferred Stock 84,196 shares	1,551,732
FireEye Inc.	Common and Preferred Stock 66,935 shares	1,543,521
National Retail Properties Inc.	Common and Preferred Stock 37,645 shares	1,540,433
Hexcel Corporation	Common and Preferred Stock 30,876 shares	1,497,177
iShares Russell Mid-Cap ETF	Mutual Fund 21,817 units	1,495,555
Revance Therapeutics Inc.	Common and Preferred Stock 52,706 shares	1,493,688
iShares Russell 2000 ETF	Mutual Fund 7,584 units	1,486,919
Abiomed Inc.	Common and Preferred Stock 4,517 shares	1,464,411
Exact Sciences Corporation	Common and Preferred Stock 10,862 shares	1,439,106
Signature Bank	Common and Preferred Stock 10,340 shares	1,398,899
Graphic Packaging Holding Company	Common and Preferred Stock 81,825 shares	1,386,116
Tronox Holdings PLC	Common and Preferred Stock 94,395 shares	1,380,051
Alleghany Corporation	Common and Preferred Stock 2,274 shares	1,372,791
Integra Lifesciences Holding Corporation	Common and Preferred Stock 20,475 shares	1,329,237
JBG SMITH Properties	Common and Preferred Stock 42,145 shares	1,317,874
Sarepta Therapeutics Inc.	Common and Preferred Stock 7,627 shares	1,300,327
SLR Investment Corporation	Common and Preferred Stock 73,988 shares	1,295,530
CarGurus Inc. Class A	Common and Preferred Stock 39,887 shares	1,265,615
Kraton Corporation	Common and Preferred Stock 45,507 shares	1,264,640
Grand Canyon Education Inc.	Common and Preferred Stock 13,417 shares	1,249,257
Alamos Gold Inc. Class A	Common and Preferred Stock 140,943 shares	1,233,251
Polaris Inc.	Common and Preferred Stock 12,767 shares	1,216,440
Fox Factory Holding Corporation	Common and Preferred Stock 11,335 shares	1,198,223
Neurocrine Biosciences Inc.	Common and Preferred Stock 12,302 shares	1,179,147
Matthews International Corporation Class A	Common and Preferred Stock 39,584 shares	1,163,770
Huron Consulting Group Inc.	Common and Preferred Stock 19,561 shares	1,153,121
Agios Pharmaceuticals Inc.	Common and Preferred Stock 26,442 shares	1,145,732
Deciphera Pharmaceuticals Inc.	Common and Preferred Stock 19,916 shares	1,136,606
Bank Ozk	Common and Preferred Stock 36,313 shares	1,135,508
TreeHouse Foods Inc.	Common and Preferred Stock 26,369 shares	1,120,419
Markel Corporation Holding Company	Common and Preferred Stock 1,070 shares	1,105,631
Ontrak Inc.	Common and Preferred Stock 17,315 shares	1,069,894
Carlisle Companies Inc.	Common and Preferred Stock 6,846 shares	1,069,208
KBR, Inc.	Common and Preferred Stock 34,371 shares	1,063,095
Masimo Corporation	Common and Preferred Stock 3,952 shares	1,060,638
Barnes Group Inc.	Common and Preferred Stock 20,016 shares	1,014,611
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 23,969 shares	1,002,384
AZZ Inc.	Common and Preferred Stock 21,029 shares	997,616
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 37,998 shares	987,948
Coherus BioSciences Inc.	Common and Preferred Stock 56,627 shares	984,177
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 18,011 shares	983,941
Encompass Health Corporation	Common and Preferred Stock 11,653 shares	963,587

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 40,796 shares	945,243
Allakos Inc.	Common and Preferred Stock 6,693 shares	937,020
Kennametal Inc. Capital	Common and Preferred Stock 25,828 shares	936,007
SpringWorks Therapeutics Inc.	Common and Preferred Stock 12,772 shares	926,225
Flowserve Corporation	Common and Preferred Stock 24,970 shares	920,145
Albemarle Corporation	Common and Preferred Stock 6,223 shares	918,017
Texas Capital Bancshares Inc.	Common and Preferred Stock 15,114 shares	899,283
Nevro Corporation	Common and Preferred Stock 5,189 shares	898,216
WSFS Financial Corporation	Common and Preferred Stock 19,886 shares	892,484
CalAmp Corporation	Common and Preferred Stock 89,563 shares	888,465
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 35,311 shares	888,425
World Wrestling Entertainment	Common and Preferred Stock 18,100 shares	869,705
Haemonetics Corporation	Common and Preferred Stock 7,310 shares	868,063
PacWest Bancorp	Common and Preferred Stock 33,783 shares	858,088
BRP Group Inc. Class A	Common and Preferred Stock 10,524,567 shares	842,307
Ciena Corporation	Common and Preferred Stock 15,896 shares	840,104
Heartland Express Inc.	Common and Preferred Stock 45,509 shares	823,713
Cal/Maine Foods Inc.	Common and Preferred Stock 21,914 shares	822,652
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 23,407 shares	816,202
NorthWestern Corp	Common and Preferred Stock 13,857 shares	808,002
Viking Therapeutics Inc.	Common and Preferred Stock 141,422 shares	796,206
Team Inc.	Common and Preferred Stock 71,458 shares	778,892
Wix.com Limited	Common and Preferred Stock 2,914 shares	728,383
iShares Core S&P Small-Cap ETF	Mutual Fund 7,852 units	721,599
Boston Properties Inc.	Common and Preferred Stock 7,616 shares	719,940
Infinera Corporation	Common and Preferred Stock 63,978 shares	670,489
Mirati Therapeutics Inc.	Common and Preferred Stock 3,035 shares	666,607
Sumo Logic Inc.	Common and Preferred Stock 23,120 shares	660,770
Xperi Holding Corporation	Common and Preferred Stock 30,870 shares	645,183
Sotera Health Company	Common and Preferred Stock 20,325 shares	557,718
Silgan Holdings Inc.	Common and Preferred Stock 14,989 shares	555,792
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 31,036 shares	531,336
John Wiley & Sons Inc. Class A	Common and Preferred Stock 11,420 shares	521,437
Range Resources Corporation	Common and Preferred Stock 75,111 shares	503,244
Banner Corporation	Common and Preferred Stock 10,344 shares	481,927
Arvinas Inc.	Common and Preferred Stock 5,409 shares	459,386
Fulton Financial Corporation	Common and Preferred Stock 34,274 shares	435,965
Designer Brands Inc. Class A	Common and Preferred Stock 49,552 shares	379,073
Amdocs Limited	Common and Preferred Stock 5,296 shares	375,645
STAG Industrial Inc.	Common and Preferred Stock 11,083 shares	347,120
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 91,692 shares	315,420
Oceaneering International Inc.	Common and Preferred Stock 38,874 shares	309,048
QEP Resources Inc.	Common and Preferred Stock 123,262 shares	294,596
RPC Inc.	Common and Preferred Stock 41,584 shares	130,990
Total U.S. Equity Active Asset Class			1,414,230,096

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 18,358,114 units	1,075,767,094
NT Collective Short Term Investment Fund*	Collective Trust Fund 22,975 units	22,975
Interest Bearing Cash	Cash and Cash Equivalents 10,025 units	10,025
Gaming & Leisure Properties Inc.	Common and Preferred Stock 156 shares	6,596
CTO Realty Growth Inc.	Common and Preferred Stock 79 shares	3,331
Total U.S. Equity Index Asset Class			1,075,810,021

International Equity Active Class:
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 12,901,941 units	139,174,533
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 8,134,360 units	133,040,703
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 8,878,616 units	109,118,193
Dodge & Cox International Fund	Mutual Fund 2,021,306 units	88,331,072
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 7,464,594 units	80,020,451
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 126,142 units	25,600,853
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,654 units	1,654
Total International Equity Active Asset Class			575,287,459

International Equity Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 2,378,230 units	440,709,736
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 21,268 units	99,199
Total International Equity Index Asset Class			440,808,935

Participant Self-Directed Accounts	Various Investments	637,559,351
			637,559,351

Notes Receivable from Participants*	Interest Rate 3.50% - 9.74%	32,890,569
			32,890,569

Other:
BIF Money Fund*	Cash and Cash Equivalents 2,432,959 units	2,432,959
NT Collective Short Term Investment Fund*	Collective Trust Fund 164,688 units	164,689
Exide Technologies	Common and Preferred Stock 37,308 shares	26,603
Exide Technologies 144A 11.0% Due 05/24/2017	Corporate Bond 9,077 units	78
Total Other			2,624,329

Grand Total			$6,757,768,003

* Indicates party-in-interest

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
Year Ended December 31, 2020
Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Identity of Issue	Description of Investment	Proceeds from Dispositions
Participant Self-Directed Brokerage Accounts	Various Investments	284,291

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan Number: #001
As of December 31, 2020
Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible

Identity of obligor	Original amount of loan (cost of security)	Unpaid balance at end of year (fair value of security)	Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other
			material items (description of fixed income obligation)	Amount of principal overdue	Amount of interest overdue
Kaupthing Bank	$183,033	$775	Corporate Bonds 310,000 units due 2/28/2020	$310,000	$—

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 22, 2021	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.